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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: First Tryon Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6101 Carnegie Blvd, Suite 210
(No. and Street)

Charlotte	NC	28209
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Margaret Carpenter	704-926-2980	margaret@firsttryon.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

GreerWalker LLP
(Name – if individual, state last, first, and middle name)

227 W. Trade Street, Suite 1100	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

06/07/2005	2324
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. Keith Brunnemer, III _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Tryon Securities, LLC _____, as of 12/31 _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Manager

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

First Tryon Securities, LLC

Financial Statements and Supplemental Information

For the Year Ended December 31, 2025

And report of Independent Registered Public Accounting Firm

**(Pursuant to paragraph (d) of Rule 17a-5
of the Securities Exchange Act of 1934)**

First Tryon Securities, LLC
2025 Annual Report

Table of Contents

Page

Report of Independent Registered Public Accounting Firm...1

Financial Statements

Statement of Financial Condition 2

Notes to Financial Statements.. 3



GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of First Tryon Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Tryon Securities, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditors since 2020.

GreerWalker LLP

Certified Public Accountants
March 30, 2026
Greenville, SC

FIRST TRYON SECURITIES, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$ 317,013
Cash deposited with clearing broker	182,650
Marketable securities owned, at market value	53,482,016
Interest receivable	265,918
Operating lease right-of-use asset, net	233,512
Property and equipment, net	43,772
Other assets	334,514
Total assets	$ 54,859,395

Liabilities and Members' Equity

Liabilities

Securities sold not yet purchased, at market value	$ 20,639,924
Margin account borrowings	18,882,448
Accrued compensation	1,959,952
Operating lease liability	241,176
Other accrued expenses and liabilities	328,637
Total liabilities	42,052,137

Members' equity

Capital	12,807,258
Total members' equity	12,807,258
Total liabilities and members' equity	$ 54,859,395

The accompanying notes are an integral part of these financial statements

Note 1 - Nature of operations

First Tryon Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company's purposes of operation are to engage as a broker-dealer on a fully disclosed basis in the purchase and sale of fixed income securities primarily with other brokers, dealers and financial institutions. The Company was approved by the National Association of Securities Dealers to initiate trading operations on October 21, 1996.

The Company is a North Carolina limited liability company, organized on September 1, 1996 and currently operating under the Operating Agreement of First Tryon Securities, LLC effective January 1, 2022 ("Operating Agreement"). The Company shall continue in existence until it is terminated in accordance with the provisions of the Operating Agreement. Members are not ultimately liable for any debts, liabilities or obligations of the Company, losses of capital or losses of profits solely for acting as an equity owner and not beyond the respective capital contributions of each member. Withdrawing members' ownership interests are transferable, with no management rights, upon the lapse of the term for the Company's option to purchase the same ownership interests. Ownership interests are transferable in accordance with the terms of the Operating Agreement.

Note 2 - Summary of significant accounting policies

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Segment Reporting

The Company is engaged in a single line of business as a securities broker dealer. The Company has identified its chief executive officer as the chief operating decision maker ("CODM") who uses revenue and net income to evaluate the results of the business and to manage the business. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Marketable securities owned

Marketable securities consist of fixed income securities and are valued at quoted market values. If a quoted market value is not available, market value is determined using quoted market prices for similar investment securities. Security transactions and any related gains or losses are recognized on the trade date. Cost is determined by the average cost method for the purpose of computing realized gains or losses on investment securities. All marketable securities owned by the Company are considered trading securities. Changes in the fair value from one reporting period to the next (unrealized gains and losses) are recorded as net trading revenue in the accompanying statement of operations.

Note 2 - Summary of significant accounting policies (continued)

Receivables

Generally, the Company requires payment from its customers upon receipt of the invoice. As of December 31, 2025, no allowance for credit losses was recorded by the Company. The Company recognizes the amount of change in the allowance for credit losses as an allowance gain or loss in expenses in the accompanying statement of operations. For the year ended December 31, 2025, there were no allowance gains or losses recorded by the Company. Receivables are written-off against the allowance when the Company has no reasonable expectation of recovering the receivable, either in its entirety or a portion thereof.

Management estimates the allowance for credit losses by applying historical credit loss rates to receivable aging categories. Management considers historical loss information to be a reasonable basis for its estimate as the composition of receivables and the risk characteristics of its clearing organization and brokers and lending practices have not changed significantly over time. In addition, receivables are pooled by aging category as the change in risk characteristics is similar as receivables age. Management has determined that the current and reasonable and supportable forecasted economic conditions are consistent with the economic conditions included in the historical information.

Property and equipment

Furniture and equipment, software, and leasehold improvements are carried at cost. Depreciation is charged to operations over the estimated useful lives of the assets using principally the declining balance method for furniture and equipment and the straight-line method for software and leasehold improvements. The costs of maintenance and repairs that do not improve or extend the life of the respective asset are expensed as incurred. The cost and accumulated depreciation and amortization of property and equipment are eliminated from the accounts upon disposal, and any resulting gain or loss is included in the determination of net income.

Revenue Recognition

Net trading revenue: The Company's trading revenue is comprised of gains and losses resulting from the sale of investment securities. These gains and losses are recorded on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred between the parties. In addition to the revenue generated at the transaction level, net trading revenue also includes the write up or write down of the market value of the securities in inventory at the financial statement date.

Interest income: Interest income earned on securities is recorded on the accrual basis.

On November 1, 2021, the Company entered into a service agreement with another entity related through common ownership. The services outlined in the agreement include accounting, compliance, administrative support, and a portion of rent expense. As a result of this agreement, the Company charges the other entity for the utilized services on a monthly basis based upon the actual charges incurred without any markup. All charges flow through a service agreement receivable account and the entity is invoiced on a quarterly basis. The charges to the entity for the utilized services are not revenue to the Company since the Company is incurring the expenses for the services and passing a portion of these expenses to the entity.

Note 2 - Summary of significant accounting policies (continued)

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

For income tax purposes, the Company is taxed as a partnership. No provision for federal or state income taxes has been made in the accompanying financial statements since the members include their allocable share of the Company's taxable income or loss in their respective individual income tax returns.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2025.

Allocations and distributions to members

Allocation of income, losses and distributions of cash are made to the members in accordance with terms of the Operating Agreement and amendments entered into by the members. The allocations are based on the members' ownership interests.

Recently issued accounting pronouncements

Accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 3 – Clearing broker and related payable

The Company has a clearing agreement with Hilltop Securities Inc. ("Hilltop") to clear all trade transactions. The Company is required to maintain a minimum cash deposit of $175,000 as of December 31, 2025 with Hilltop in accordance with the terms of the clearing agreement.

The accounts maintained with Hilltop are composed of funds to settle securities traded, not yet settled and proceeds from all trade transactions. The funds in these accounts are available for the daily trading transactions initiated by the Company that are cleared through Hilltop. The accounts are also used by the Company to transfer funds to bank accounts for the administrative operations of the Company.

The Company has a margin account with its clearing broker and has a net payable of $18,882,448 in this account as of December 31, 2025. Securities owned by the Company are pledged as collateral for any outstanding payables, which accrue interest at a variable rate determined as described in the clearing agreement. Interest expense on the margin accounts for the year ended December 31, 2025 was $1,416,220.

Note 3 – Clearing broker and related payable (continued)

The amount of margin available to the Company is based on the requirements of Hilltop. If the fair value of margin securities decreases to the extent the amount of margin available is less than the amount of margin securities available, a margin call would occur. As a result, the Company would be required to either pay cash or liquidate securities to the extent needed to be compliant with contractual parameters. The amount of unused margin as of December 31, 2025 was $4,887,214.

Note 4 - Marketable securities owned and securities sold, not yet purchased

The Company applies "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value under GAAP, and enhances disclosures about fair value measurements. The Company records marketable securities owned and securities sold, not yet purchased, at fair value but does not expand the use of fair value in any new circumstances. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company believes that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. The Company requires fair value measurements be separately disclosed by level within the fair value hierarchy. For assets and liabilities recorded at fair value, it is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the adopted fair value hierarchy. Fair value measurements for which there exists limited or no observable market data requires assets and liabilities be based primarily upon estimates. These estimates are often calculated based on the economic and competitive environment, the characteristics of the asset or liability and other factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values.

The Company utilizes fair value measurements to determine fair value disclosures. All marketable securities owned by the Company are considered trading securities. Trading securities are recorded at fair value on a recurring basis.

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded, and the reliability of the assumptions used to determine fair value. These levels are:

> Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. The Company had no Level 1 assets or liabilities as of December 31, 2025.

> Level 2 - Valuations are obtained from readily available pricing sources via independent providers for market transactions involving similar assets or liabilities. The Company's principal market for these securities is the secondary institutional markets and valuations are based on observable market data in those markets. Level 2 securities include corporate bonds, asset-backed securities, US government/agency/treasury securities, money market securities, municipal obligations and foreign bonds as outlined below.

> Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities. The Company had no Level 3 assets or liabilities as of December 31, 2025.

Note 4 - Marketable securities owned and securities sold, not yet purchased (continued)

Marketable securities owned and securities sold, not yet purchased, as of December 31, 2025 consist of the following:

Marketable securities owned at market value:
Fair Value Measurements at Reporting Date

Description			Level 1		Level 2
Corporate bonds	$	19,314,138	$	-	$ 19,314,138
Asset-backed securities		574,619		-	574,619
US Govt Agency securities		22,566,271		-	22,566,271
US Treasury securities		270,598		-	270,598
Money Market securities		1,770,600		-	1,770,600
Municipal bonds		7,684,782		-	7,684,782
Foreign bonds		1,301,008		-	1,301,008
	$	53,482,016	$		$ 53,482,016

Securities sold, not yet purchased, at market value:
Fair Value Measurements at Reporting Date

Description			Level 1		Level 2
US Treasury securities	$	20,639,924	$	-	$ 20,639,924
	$	20,639,924	$		$ 20,639,924

During the normal course of business, the Company may sell fixed income securities not yet purchased. Since the Company will eventually purchase these securities at prevailing market prices, a risk exists due to the nature of fluctuating market prices for the securities. These amounts are recorded as a liability on the statement of financial condition.

Note 5 – Property and equipment

Property and equipment as of December 31, 2025 is summarized as follows:

Furniture and equipment	$	462,383
Leasehold improvements		28,633
		491,016
Less: accumulated depreciation		447,244
	$	43,772

Depreciation expense for the year ended December 31, 2025 was $19,020.

Note 6 - Capital requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2025, the Company had net capital of $7,961,094, which was $7,808,010 in excess of required minimum net capital of $153,084. The Company's net capital ratio was 28.84 to 1.

Note 7 - Part I, Form X-17a-5:

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the SEC.

Note 8 – 401(k) Profit sharing plan

Effective June 15, 2000, the Company adopted a 401(k) profit sharing plan available to all employees. For 2025, participants were allowed to contribute up to $23,500 plus an additional $7,500 in catch-up contributions if age 50 or older. The Company guarantees a 3 percent safe harbor contribution and may also make a discretionary contribution. The Company recognized net expense of $39,174 related to the 401(k) profit sharing plan for the year ended December 31, 2025.

Note 9 - Operating lease

On January 11, 2021, the Company entered into an agreement to lease 6,948 square feet of office space in Charlotte, North Carolina. The lease commenced on August 1, 2021. The lease will expire 65 months following the commencement date. The annual base rent under the lease is $225,810 for the first lease year and is subject to annual increases of 2%. The Company has recorded the operating lease liability amount based on the present value of the lease payments, discounted using the current commercial lending rate. The discount rate associated with the operating lease as of December 31, 2025 is 4%.

Rent expense associated with the Company's lease for the year ended December 31, 2025 was $241,634, which is offset by amounts allocated to an entity related through common ownership. Future lease obligations under the lease are shown in the table below:

Year ending December 31	
2026	246,457
Total gross payments	246,457
Less Present Value Discount	(5,281)
Lease Liability	$ 241,176

Note 10 - Concentrations of credit risk and other business concentrations

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the security. The Company evaluates the financial condition and creditworthiness of a counterparty before making a decision to conduct business with that counterparty and on an on-going basis.

Note 10 - Concentrations of credit risk and other business concentrations (continued)

Additionally, the Company places its cash and cash equivalents on deposit with financial institutions and with Hilltop. The balance at the financial institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. From time-to-time, the Company may have balances in excess of the FDIC insured limit. The balance with Hilltop of $182,650 is not insured.

Note 11 – Legal Contingencies

The Company is not currently a defendant in litigation incidental to its securities business. The Company accounts for litigation losses in accordance with FASB ASC Topic 450, "Contingencies" ("ASC 450"). Under ASC 450, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are refined each accounting period as additional information becomes available. Accordingly, the initial amount estimated and recorded could be as low as zero. As information becomes known, the initial estimate may be increased, resulting in additional loss provisions. Also, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously estimated.